SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F    X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THE INFORMATION AND EXHIBITS SET FORTH IN THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF TOYOTA MOTOR CORPORATION’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-288168) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of 4.186% Senior Notes due 2027

4.2	Form of 4.450% Senior Notes due 2030

4.3	Form of 5.053% Senior Notes due 2035

5.1	Opinion of Nagashima Ohno & Tsunematsu

5.2	Opinion of Allen Overy Shearman Sterling GKJ

23.1	Consent of Nagashima Ohno & Tsunematsu (included in Exhibit 5.1)

23.2	Consent of Allen Overy Shearman Sterling GKJ (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Masahiro Yamamoto
	Name:	Masahiro Yamamoto
	Title:	Chief Officer, Accounting Group

Date: June 30, 2025